12(g)3-2(b)

02 APR 19 AM 11:43

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
ПО ЭЛЕКТРОСВЯЗИ И ТЕЛЕКОММУНИКАЦИЯМ
В ХАНТЫ-МАНСИЙСКОМ АВТОНОМНОМ ОКРУГЕ
ХАНТЫМАНСИЙСКОКРТЕЛЕКОМ

628011, г. Ханты-Мансийск, Ханты-Мансийский
автономный округ, Тюменская область,
ул. Коминтерна, 3, (а/я 26).
телефон: (34671) 91003, 91004,
телефакс: (34671) 30404
E-mail: central@okrtelecom.wsnet.ru
ОКПО 011604438

02028533

03.04.02. № 29/1585

На __________ от __________

The U.S.Securities and Exchange Commission
Office of International Corporate Finance

450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

PROCESSED
MAY 01 2002
THOMSON FINANCIAL

SUPPL

Re: Khantymansiyskokrtelecom
Exemption № 82-4823

Dear Sir or Madam!

In connection with Khantymansiyskokrtelecom's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b) (l)(iii), enclosed please find the Financial Report of JSC "Khantymansiyskokrtelecom" for 2001 in English Language.

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number: 333-9538 which was declared effective by The SEC on October 21, 1998.

Sincerely,

Sergey N. Kosterin

Chief of Securities Department

ACCOUNTING BALANCE

			CODES
		Form No. 1by ARCAD	0710001
as of	December 31, 2001	Date (year, month, day)	
Organization	JSC "Khantymansiyskokrtelecom"	by ARCEO	
Indentification number of taxpayer	8601001998	INT	
Activity		by ARCEA	
Organizing-legal form / form of property		by ARCLF/ARCFP	
Unit:	thousand rubles	by ARCUM	384

Address:

Approval date	
Date of sending (acceptance)	

ASSETS	Line code	For the beginning of the account period	For the end of the account period
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible assets (04, 05)	110	24514	25115
including:			
patents, licenses, trade marks (service mark), other similar with mentioned rights and assets	111	12672	13813
organizing expenses	112		
business reputation of organization	113		
Fixed assets (01, 02, 03)	120	1021415	1201963
including: land			
areas and objects of nature	121	1091	1373
buildings, machines and equipment	122	710398	1086958
Incompleted construction (07, 08, 16, 61)	130	72282	79700
Profitable investments in material assets (03)	135		
including:			
property for transfer to leasing	136		
property, transferred on contract of renting	137		
Long-term financial investments (06,82)	**140**	927	857
including:			
investments in affiliated companies	141	446	446
investments in dependent companies	142		
investments in other organizations	143	153	311
loans given to organizations for a period more than 12 months	144		
other long-term financial investments	145	328	100
other non-current assets	150		
TOTAL on section I	**190**	1119138	1307635

ASSETS	Line code	For the beginning of the account period	For the end of the account period
1	2	3	4
II. CURRENT ASSETS			
Inventories	**210**	100782	134515
including: raw, materials and other similar values (10, 12, 13, 16)	211	84423	89171
animals bred (11)	212		
Expenses in incompleted production (costs of circulation) (20, 21, 23, 29, 30, 36, 44)	213	6595	27353
ready products and goods for resale (16, 40, 41)	214	4147	3394
delivered goods (45)	215		
expenses of future periods (31)	216	5617	14597
other inventories and expenses	217		
Value added tax on aquired values (19)	220	33682	39001
Receivables (payments expected more than in 12 months after the account date)	**230**	4588	5785
including: buyers and customers (62, 76, 82)	231		
bills for reception (62)	232		
debts of affiliated and depended companies (78)	233		
issued advance payments (61)	234		
other debtors	235	4588	5785
Receivables (payments expected within 12 months after the account date)	**240**	204975	251037
including: buyers and customers (62, 76, 82)	241	115373	137966
bills for reception (62)	242		
debts of affiliated and depended companies (78)	243	12953	
depts of participants (founders) on contributions in the authorized capital (75)	244		
issued advance payments (61)	245	38617	530
other debtors	246	38032	112541
Short-term financial investments (56,58,82)	**250**		
including: loans given to organizations for a period less than 12 months	251		
own shares, redeemed from shareholders	252		
other short-term financial investments	253		
Money resourses,	**260**	76306	104017
including: cash (50)	261	1231	1381
accounts (51)	262	47852	41659
currency accounts (52)	263	1581	714
other money resources (55, 56, 57)	264	25642	60263
Other current assets	270		
TOTAL on section II	**290**	420333	534355
BALANCE (amount of lines 190 + 290)	**300**	1539471	1841990

LIABILITIES	Line code	For the beginning of the account period	For the end of the account period
1	2	3	4
III. CAPITAL AND RESERVES			
Authorized capital (85)	410	348654	348654
Additional capital (87)	420	128814	128814
Reserve capital (86)	**430**	30617	30617
including:			
reserves, formed according to legislation	431	30617	30617
reserves, formed according to constituent documents	432		
Social sphere fund (88)	440	10546	10546
Non-distributed income of last years (88)	460	143202	143202
Uncovered loss of last years (88)	465		
Non-distributed income of the account year (88)	470	X	212245
Uncovered loss of the account year (88)	475	X	
TOTAL on section III	**490**	661833	874078
IV. LONG-TERM LIABILITIES			
Loans and credits (92, 95),	**510**	72269	51124
including:			
bank credits, subject to redemption in more than 12 months after the account date	511		
loans, subject to redemption in more than 12 months after the account date	512	72269	51124
Other long-term liabilities	520	555118	575454
TOTAL on section IV	**590**	627387	626578
V. SHORT-TERM LIABILITIES			
Loans and credits (90, 94),	**610**	6912	3731
including:			
bank credits, subject to redemption within 12 months after the account date	611		
loans, subject to redemption within 12 months after the account date	612	6912	3731
Creditor debts,	**620**	209079	326997
including:			
suppliers and contractors (60, 76)	621	50750	107871
bills for payment (60)	622		
debts to affiliated and dependent companies (78)	623	18316	11554
debts to personnel of the organization (70)	624	25077	42855
debts to state non-budget funds (69)	625	6970	8373
debts to budget (68)	626	27422	46151
received advance payments (64)	627	57492	61017
other creditors	628	23052	49176
debts to participants (founders) on payments of incomes (75)	630	33317	9239
Incomes of future periods (83)	640	943	1367
Reserves of future expenses (89)	650		
Other short-term liabilities	660		
TOTAL on section V	**690**	250251	341334
BALANCE (amount of lines 490 + 590 + 690)	**700**	1539471	1841990

REFERENCE ON PRESENCE OF ASSETS ACCOUNTED IN OUT-BALANCE ACOUNTS

Name of index	Line code	For the beginning of the account period	For the end of the account period
1	2	3	4
Rented fixed assets (001)	910	204776	237493
including leasing	911		36939
Product - material assets received on an accountable storage (002)	920	100	1044
Goods received for comission (004)	930		
Debt of insolvent debtors written off to losses (007)	940	5165	8541
Ensuring the obligations and payments received (008)	950		
Ensuring the obligations and payments issued (008)	960	54160	236328
Wear-out of housing fund (014)	970	358	482
Wear-out of objects of external accomplishment and other similar objects (015)	980		312
Forms of strict reporting (006)	990		

Director ____________ ________________
(signature) (name)

"____"_____________year

Chief accountant________ ______________
(signature) (name)

(professional accountant qualifying certificate as of "_____" _______________ year No. ____)

INCOMES AND LOSSES ACCOUNT

			CODES
		Form No. 2by ARCAD	0710002
for	2001	Date (year, month, day)	
Organization	JSC "Khantymansiyskokrtelecom"	by ARCEO	
Indentification number of taxpayer	8601001998	INT	
Activity		by ARCEA	
Organizing-legal form / form of property		by ARCLF/ARCFP	
Unit:	thousand rubles	by ARCUM	384
		Approval date	
		Date of sending (acceptance)	

Name of index	Line code	For the account period	For the same period of the last year
1	2	3	4
I. Incomes and expenses on usual types of activity			
Revenues (net) from sale of goods, products, operations, services (minus value added tax, excises and similar obligatory payments)	010	2398150	1616187
including; from sale of communication services	011	1996531	1418029
Cost price of sold goods, products, operations, services	020	(1838195)	(1252635)
including: from sold communication services	021	1709724	1184688
Gross income	**029**	559955	363552
Commercial expenses	030		
Management expenses	040		
Income (losses) from sales (lines (010 - 020 - 030 - 040))	**050**	559955	363552
II. Operational profits and expenses			
Interests for reception	060	1904	284
Interests for payments	070	(39927)	
Incomes from participation in other organizations	080	2	161
Other operational incomes	090	7254	15734
Other operational expenses	100	(49650)	(68206)
III. Non-sale profits and expensesы			
Non-sale profits	120	31044	36986
Non-sale expenses	130	(160795)	(95248)
Income (loss) before tax (lines 050 + 060 - 070 + 080 + 090 - 100 + 120 - 130)	**140**	349787	253263
Tax on profit and other similar obligatory payments	150	(137515)	(48060)
Income (loss) from usual activity	**160**	212272	205203
IV. Special profits and expenses			
Special profits	170		8
Special expenses	180	(27)	
Net income (non-distributed income (loss) of the account period) (lines (160 + 170 - 180))	**190**	212245	205211

Name of index	Line code	For the account period	For the same period of the last year
1	2	3	4
Referential:			
Dividends for one share:*			
preferred type A	**201**	1,50000000	1,50000000
common	**202**	1,42000000	1,00000000
		3	
Amounts of dividends for one share supposed in following account year:*			
preferred type A	**203**		
common	**204**		
		3	4
Dividends for one share:*			
preferred type B	**205**		
		3	
Amounts of dividends for one share supposed in following account year:*			
preferred type B	**206**		

*Filled in the annual accounting reports.

Details of separate incomes and losses

Name of index	Line code	For the account period		For the same period of the last year	
		income	loss	income	loss
1	2	3	4	5	6
Fines, penalties and forfeits recognized or on which court (arbitration court) decrees are received	210	3857	(332)	2516	(24)
Income (loss) of last years	220	1984	(10729)	10169	(3888)
Compensation of losses caused by non-execution or inadequate execution of obligations	230	491	(1)	1258	(14)
Exchange rate differences on operations in foreign currency	240	1078	(29633)	15658	(40516)
Reduction of industrial stocks cost price at the end of the account period	250	X		X	
Writing off debts and accounts payable, which limitation period has expired	260	1568	(3376)	462	(1476)

Director ______________ ____________________
(signature) (name)

Chief accountant________ ________________
(signature) (name)

"____"______________year

CAPITAL CHANGES REPORT

			CODES
for	2001	Form No. 3by ARCAD	0710003
		Date (year, month, day)	
Organization	JSC "Khantymansiyskokrtelecom"	by ARCEO	
Indentification number of taxpayer	8601001998	INT	
Activity		by ARCEA	
Organizing-legal form / form of property		by ARCLF/ARCFP	
Unit:	thousand rubles	by ARCUM	384

Name of index	Line code	Remainder by the beginning of the financial year	Collected in the financial year	Consumed (used) in the financial year	Remainder by the end of the financial year
1	2	3	4	5	6
I. CAPITAL Authorized (share) capital	010	348654			348654
Additional capital	020	128814			128814
Increase of property cost on revaluation	021				
Reserve fund	030	30617			30617
Reserves formed in accordance with constituent documents	040				
Retained earnings for the previous years - total	050	143202			143202
including: capital investments financing source of production purpose	051	138202			138202
The previous years non-covered losses	052				
Retained earnings (non-covered losses) for the account period - total	055		212245		212245
Social sphere fund	060	10546			10546
Total on section I	**079**	661833	212245		874078

II. Reserves for incoming payments - total	**080**				
including: for vacations	081				
for fixed assets repair	082				
for insurance	083				
for remuneration on the totals of the year	084				
other (in detail)	085				
Total on section II	**089**				
III. Evaluation reserves - total	**090**				
including: under the doubtful debts	091				
on securities	092				
Total on section III	**099**				

IV. Capital change <*>

Name of index	Line code	For the account year	For the previous year
1	2	3	4
Capital value by the beginning of the account period	100	661833	559699
Capital increase - total	110	212245	356402
including: for additional issue of shares	111		
for assets revaluation	112		
for property increase	113		
for entity reorganization (merger, takeover)	114		
For incomes, which are directly referred to the capital increase in accordance with bookkeeping rules	115		
other earnings	116	212245	356402
Capital decrease - total	120		(254268)
including: for the nominal of shares decrease	121		
for share quantity decrease	122		
for entity reorganization (separation, extraction)	123		
for expenses, which are directly referred to capital decrease in accordance with bookkeeping rules	124		
other expences	125		254268
Capital value by the end of the account period	130	874078	661833

<*> Only economic partnerships and societies fill in and present in accounting reporting.

Name of index	Line code	Remainder by the beginning of the financial year	Received in the financial year	Consumed in the financial year	Remainder by the end of the financial year
1	2	3	4	5	6
Direct financing and proceeds - total	**140**				
including from: budget	141				
extra-budgetary funds	142				
entities	143				
individuals	144				
other (in detail)	145				

References

Name of index	Line code	Remainder by the beginning of the financial year		Remainder by the end of the financial year	
1	2	3		4	
Net assets	150	661833		874078	
		From budget		From extra-budgetary funds	
		for the account year	for the previous year	for the account year	for the previous year
1	2	3	4	5	6
Received for: expenses on usual activities - total	**160**				
including: on preferential categories of persons	161				
other (in detail)	162				
Capital investments in non-current assets	**170**				
including: construction	171				
equipment purchase	172				
other (in detail)	173				
For purposes connected with emergency situations	180				

Director ____________ ______________ **Chief accountant**________ ____________

(signature) (name) (signature) (name)

"____"______________year

CASH FLOW

			CODES
		Form No. 4by ARCAD	0710004
for	2001	Date (year, month, day)	
Organization	JSC "Khantymansiyskokrtelecom"	by ARCEO	
Indentification number of taxpayer	46402	INT	
Activity		by ARCEA	
Organizing-legal form / form of property		by ARCLF/ARCFP	
Unit:	thousand rubles	by ARCUM	384

Index name	Line code	Amount	из нее		
			under current activity	under investment activity	under financial activity
1	2	3	4	5	6
1.Monetary funds remainder by the beginning of the year	010	71065	X	X	X
2. Received monetary funds - total	**020**	4851030	4785825	64655	550
including: revenues of goods, products, operations sale	030	4123029	4123029	X	X
revenues of fixed assets and other property sale	040	3343	1267	1528	548
prepayments received from buyers (customers)	050	190141	190141	X	X
budgetary grantings and other special purpose financing	060	63127		63127	
gratis	070				
received credits	080				
received loans	085				
dividends, financial investments interests	090	2	X		2
other operational cash inflows	110	471388	471388		
3. Directed monetary funds - total	**120**	(4840429)	2477700	1559949	34668
including : to payment of the purchased goods, operations, services	130	2027978	1138150	874795	15033
to salaries and wages	140	592371	X	X	X
deductions in state extra-budgetary funds	150	175741	X	X	X
to issue of imprests	160	45082	45082		
to issue of advances	170	212288	2288	210000	
to payment of individual share in construction	180	13071	X	13071	X
to payment of machines, equipment and transport	190	392944		392944	X
to financial investments	200		X		
to payment of dividends, interests on securities	210	19635	X		19635
to budget payments	220	558585	558585	X	

1	2	3	4	5	6
to payment of interests and the main amount of the received credits, loans	230	552303	483164	69139	
other payments, transfers etc.	250	250431	250431		
4.Monetary funds remainder by the end of the account period	**260**	81666	X	X	X
REFERENTIAL: It was received under the cash payment from line 020 (except for the data of line 100) - **total**	270				
including payments: to entities	280				
to individuals	**290**				
including with usage of: control-cash register	291				
forms of strict reporting	292				
other	293				
Cash: received from bank to organization cash department	295				
delivered to bank from organization cash department	296				

Director ______________________________
(signature) (name)

" " ____________________ year

Chief accountant (signature) (name)

" " ____________________ year

APPENDIX TO ACCOUNTING BALANCE

			CODES
		Form No. 5by ARCAD	0710005
for	2001	Date (year, month, day)	
Organization	JSC "Khantymansiyskokrtelecom"	by ARCEO	
Indentification number of taxpayer	46402	INT	
Activity		by ARCEA	
Organizing-legal form / form of property		by ARCLF/ARCFP	
Unit:	thousand rubles	by ARCUM	384

1. LOANED FACILITIES FLOWS

Index name	Line code	Remainder for the beginning of the account period	Received	Paid off	Remainder for the end of the account period
		3	4	5	6
Long-term credits	110				
including: not paid off in time	111				
Long-term loans	120	72269		(21145)	51124
including: not paid off in time	121				
Short-term credits	130				
including: not paid off in time	131				
Short-term loans	140	6912		(3181)	3731
including: not paid off in time	141				

2. DEBTS AND ACCOUNTS RECEIVABLE

Index name	Line code	Remainder for the beginning of the account period	Acquired liabilities	Redeemed liabilities	Remainder for the end of the account period
		3	4	5	6
Accounts receivable: short-term	210	204975	4148636	(4102574)	251037
including overdued	211	34979	233421	(248266)	20134
including with duration of more than 3 months before the accounting date	212	26231	74234	(86228)	14237
long-term	220	4588	4488	(3291)	5785
including overdued	221				
including with duration of more than 3 months before the accounting date	222				
from the line 220 receivables expected to be paid in more than in 12 months after the accounting date	223				

Index name	Line code	Remainder for the beginning of the account period	Acquired liabilities	Redeemed liabilities	Remainder for the end of the account period
		3	4	5	6
Debts: short-term	230	209079	4165893	(4047975)	326997
including overdued	231	17832	169594	(170126)	17300
including with duration of more than 3 months before the accounting date	232				
long-term	240	555118	837535	(817199)	575454
including overdued	241				
including with duration of more than 3 months before the accounting date	242				
from the line 240 debts expected to be paid in more than in 12 months after the accounting date	243	555118	837535	(817199)	575454
Provisions: received	250				
including from third parties	251				
granted	260	54160	184945	(2777)	236328
including to third parties	261				

REFERENCES TO SECTION 2

Index name	Line code	Remainder for the beginning of the account period	Acquired liabilities	Redeemed liabilities	Remainder for the end of the account period
		3	4	5	6
1)Bills of exchange movement Issued bills	262				
including overdued	263				
Received bills	264				
including overdued	265				
2) Accounts receivable on delivered production (operations, services) under the actual cost price	266				

3) The list of organizations - debtors having the most indebtedness

Name of organization	Line code	Remainder for the end of the account year	
		TOTAL	Including with duration of more than 3 months
1	2	3	4
Budgetary organizations	270	7586	799
Agriculture	271	1404	199
Ministry of internal affairs Management of internal affairs	272	68914	2008
Individuals	273	2201	12
Administration	274	1221	
Federal agency of governmental communication and information	275	8454	100

Industry	276	1060	112
Institutions of the Ministry of Defense	277	83	58
TV - radio companies	278	6	

4) The list of organizations - creditors, having the most indebtedness

Name of organization	Line code	Remainder for the end of the account year	
		TOTAL	Including with duration of more than 3 months
1	2	3	4
Settlements with JSC "Rostelecom"	280	35346	
Under hte contracts for equipment	281	132663	
VAT settlements (account76)	282	13752	
With extra-budgetary funds (account 67)	283	1271	
Leasing settlements	284		

3. AMORTIZED ASSETS

Index name	Line code	Remainder for the beginning of the account period	Received (entered)	Removed	Remainder for the end of the account period
1	2	3	4	5	6
I.INTANGIBLE ASSETS Rights for objects of intellectual (industrial) property	**310**	16889	3305	(2189)	18005
Including rights caused by: copyrights and other agreements on products of science, literature, arts and objects of adjoining rights, computer programs, data base etc.	311	16889	3305	(2189)	18005
by patents for inventions, industrial samples, selection achievements, by certificates on useful models, trade-marks and service marks or license agreements on their usage	312				
by know-how rights........	313				
Rights on usage of isolated objects of nature	320	63		(4)	59
Organizing expenses	330				
Business reputation of the organization	340				
Other	349	10882	2879	(187)	13574
Total (sum of lines 310+320+330+340+349)	**350**	27834	6184	(2380)	31638

Index name	Line code	Remainder for the beginning of the account period	Received (entered)	Removed	Remainder for the end of the account period
1	2	3	4	5	6
II.FIXED ASSETS grounds and natural resources	360	1091	282		1373
Builings	361	238053	55151	(1623)	291581
Constructions	362	350422	81437	(1846)	430013
Equipment	363	652978	148778	(6202)	795554
Transsport	364	27149	5496	(1790)	30855
Industrial and economic stock	365	18399	11103	(792)	28710
Working live-stock	366				
Productive live-stock	367				
Perennial plants	368				
Other kinds of fixed assets	369	420	885	(24)	1281
Total (sum of lines 360 - 369)	**370**	1288512	303132	(12277)	1579367
including: productive	371	1214844	275957	(12120)	1478681
Non-productive	372	73668	27175	(157)	100686
Low-valued and quickwearing subjects - total	373	58277	136166	(138426)	56017
including: at the storehouse	374	19625	78321	(85583)	12363
in operation	375	38652	57845	(52843)	43654
III. PROFITABLE INVESTMENTS IN MATERIAL ASSETS Assets for transfer in leasing	381				
Assets provided under agreement of hire	382				
Other	383				
Total (sum of lines 381-383)	**385**				
Assets transferred to trust management	386				

REFERENCE TO SECTION 3

Index name	Line code	For the beginning of the financial year	For the end of the financial year
1	2	3	4
From line 371, column 3 and 6 transferred to rent - total	**387**	42010	76177
including: buildings	388	137	1889
constructions	389	446	
transport	390	31	
other (in detail)	391	41396	74288
Transferred to preservation	392	1326	1326
Amortization of amortized assets: intangible assets	393	3320	6523
Fixed assets-total	**394**	267097	377404
including: buildings and constructions	395	77089	140051
equipment and transport	396	184684	229432
other	397	5324	7921
Profitable investments in material assets	398		
Low-valued and quickwearing subjects	399	38652	43654
Assets transferred to trust management	400		
Referential: Result by indexing in connection with revaluation of the fixed assets: by initial (reduction cost)	401		x
amortization	402		x
Assets in pawn	403		
Cost of assets, on which amortization is not charged - total	404	37114	73111
including: intangible assets	405	10882	13641
fixed assets	406	26232	59470
Change of fixed assets cost as the result of additional building, backfit, reconstruction	407	11688	75190
Difference between cost of goods purchase and their sale cost	408		
Cost of financial-industrial stocks transferred to pawn	409		

4. MEANS OF FINANCING LONG-TERM AND FINANCIAL INVESTMENTS FLOWS

Index name	Line code	Remainder for the beginning of the account period	Charged (formed)	Used	Remainder for the end of the account period
1	2	3	4	5	6
Own means of organization-total	**410**		117711	(117711)	

including: Source of capital investments financing	411				
amortization of fixed assets	412		117711	(117711)	
other (in detail)	413				
Called funds - total	**420**				
including: bank credits	421				
loaned funds of other organizations	422				
share participation in construction	423				
from budget	424				
from extra-budgetary funds	425				
other (in detail)	426				
Total of own and called funds (sum of lines 410 and 420)	**430**		117711	(117711)	
Referential: Uncompleted construction	440	72282	328514	(321096)	79700
Investments in affiliated companies	450	446			446
Investments in dependent companies	460				

5. FINANCE INVESTITIONS

Index	Line	Long-term		Short-term	
name	code	For the beginning of the financial year	For the end of the financial year	For the beginning of the financial year	For the end of the financial year
1	2	3	4	5	6
Shares of other organizations	510	827	757		
Bonds and other promissory obligations	520				
Loans granted	530				
Other (in detail)	540	100	100		
Referential. Bonds and other securities at market cost	550				

6. EXPENSES OF USUAL ACTIVITIES

Index name	Line code	For the account year	For the previous year
1	2	3	4
Material expenses	**610**	224392	159222
including: raw and materials	611	177222	125766
fuel and power	612	36959	25044
spares	613	10211	8412
Salaries and wages	620	710555	418659
Social necessities deductions	630	190028	158250
Amortization	640	115994	93664
Other expenses	650	581048	422840
including: taxes included in expenses	651	1424	40860
rent payment	652	69638	53699
personnel trainings	653	5240	2605
Total on expenses	**660**	1822017	1252635
Remainders change (increase[+], decrease [-]): uncompleted production	670	20758	
expenses of future periods	680	8980	
reserves of future expenses	690		

7. SOCIAL INDICES

Index name	Line code	Due under settlement	Used	Transerred in funds
1	2	3	4	5
Deductions in state extra-budgetary funds: in Social Insurance fund	710	22617	(16486)	8393
in Pension Fund	720	152023	X	147995
in Employment Fund	730		X	
for medical insurance	740	19131	X	19353
Deduction in non-state pension funds	750		X	
Insurance dues under the agreements of voluntary insurance of pensions	755			
Average number of employees	760	4039		
Pecuniary disbursements and encouragements not connected with production, operations, services	770	4652		
Incomes under shares and investments to organization assets	780			

Director ____________ ________________
(signature) (name)

Chief accountant ________ ______________
(signature) (name)

"___" ____________ year

Opened Joint-Stock Telecommunications Company in Khanty-Mansiysk autonomous region

Company address: 3 Kominterna Street, Khanty-Mansiysk, Tyumen Region, 628011
Contact person: Sergey N. Kosterin, the Head of assets and securities management department
Telephone: + 7 34671 91093
Fax: + 7 34671 30404
E-mail: actives@okrtelecom.wsnet.ru
http: www.okrtel.ru

Press Release

To : *Office of International Corporate Finance The U.S. Securities and Exchange Commission*

From: *JSC "Khantymansiyskokrtelecom"*
Date: *March 29, 2002*

Alterations in the list of persons having 5 and more percents of votes in the supreme management body of JSC "Khantymansiyskokrtelecom".

The share of closed joint-stock company "Depositary-clearing company " (nominee holder) clients in the authorized capital of JSC "Khantymansiyskokrtelecom" exceeded 15-percentage mark and according to the shareholder register of JSC "Khantymansiyskokrtelecom" as of March 25, 2002 made 15,39 %.

Additional information about JSC "Khantymansiyskokrtelecom" is available at the Company website: http://www.okrtel.ru.

The Head of
assets and securities
management department
SERGEY N. KOSTERIN

Репская Татьяна Викторовна
(34671) 9-10-95